SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13D

               Under the Securities Exchange Act of 1934



                              JLM COUTURE, INC.
                             (Name of Issuer)


                              Common Stock
                     (Title of Class of Securities)


                                477427207
                             (Cusip Number)


                        Joseph L. Murphy, President
                             JLM Couture, Inc.
                           225 West 37th Street
                            New York, NY  10018
                          (212) 921-7058
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         December 22, 1998
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(f) or
          240.13d-l(g), check the following box [ ].











CUSIP No.      477427207

          (1)  Names of Reporting Persons

               Joseph L. Murphy

               I.R.S. Identification Nos. of Above Persons
               (Entities Only)


          (2)  Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a) [     ]

               (b) [     ]

          (3)  SEC Use Only

          (4)  Source of Funds (See Instructions) PF

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          (6)  Citizenship or Place of Organization  USA

               Number of Shares Beneficially Owned by Each Reporting
               Person With-

                    (7)  Sole Voting Power 519,357

                    (8)  Shared Voting Power  78,740

                    (9)  Sole Dispositive Power 519,357

                    (10) Shared Dispositive Power 78,740

              (11) Aggregate Amount Beneficially Owned by Each Repor-ting Person 598,097

              (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              (13)  Percent of Class Represented by Amount in Row (11)
                     26.5%

              (14)  Type of Reporting Person (See Instructions) IN





Item 1.   Security and Issuer.

          The securities to which this statement relates is:
          Common Stock, par value $.0002.

          The name and address of the issuer of the securities is:
          JLM Couture, Inc., 225 West 37th Street, New York, NY
          10018.

Item 2.   Identity and Background.

          (a)  Joseph L. Murphy

          (b)  225 West 37th Street, New York, NY 10018

          (c)  President of JLM Couture, Inc.

          (d)  No

          (e)  No

          (f)  USA

Item 3.   Source and Amount of Funds or Other Consideration.

          The consideration for the acquisition of 200,000 shares of Common Stock is $450,000. The purchase was financed by Mr. Murphy executing a ten year promissory note due to the Issuer in the amount of $450,000. The promissory note bears interest at 5% per annum and requires annual principal payments of $45,000 plus accrued interest.

Item 4.   Purpose of Transaction.

          The purpose of the transaction was to allow the CEO of the issuer to increase his ownership interest in the issuer which the Board felt would better align
          Mr. Murphy's interest with that of the remaining shareholders of the issuer. Items 4 (b)-(j) are not applicable.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of shares beneficially owned by the reporting person is 598,097 or 26.5% of the outstanding shares of Common Stock of the issuer.

          (b) Mr. Murphy holds sole voting and dispositive power of all 519,357 the shares set forth in Item 5(a) and shared voting power as to 78,740 shares.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          In connection with the purchase of 200,000 shares of Common Stock of the Issuer (the "Shares"), Mr. Murphy executed a ten year full recourse promissory note bearing interest at five percent per annum due to the Issuer which is further secured by a pledge of the Shares pursuant to a Pledge Agreement dated as of December 22, 1998.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.

     10   Pledge Agreement dated as of December 27, 1998 between
          JLM Couture, Inc. and Mr. Murphy.

     99   Promissory Note dated as of December 27, 1998 by Mr.
          Murphy.

SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated as of: December 22, 1998
                                   Joseph L. Murphy, President